

Mail Stop 7010

November 3, 2006

via U.S. mail and facsimile

Albert P.L. Stroucken
Chairman of the Board, President and
 Chief Executive Officer
H.B. Fuller Company
1200 Willow Lake Boulevard
St. Paul, Minnesota 55110-5101

   RE: H.B. Fuller Company
     Form 10-K for the fiscal year ended December 3, 2005
     Filed February 14, 2006
     Forms 10-Q for the fiscal quarters ended March 4, 2006, June 3, 2006
     and September 2, 2006
     Form 8-K/A filed May 31, 2006
     File No. 1-9225

Dear Mr. Stroucken:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 3, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Contractual Obligations, page 22

1. In future filings, please revise your table of contractual obligations as follows:
    - To increase transparency of cash flow, please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.
    - To the extent you are required or planning to fund your pension plans in the future, present in this table funding contributions to your pension plans for at least the following year and, if known, for subsequent years. Include a footnote to the table that (a) discusses the basis for inclusion or exclusion of these obligations and (b) explicitly states the periods for which no amounts have been included in the table.

Note 1: Nature of Business and Summary of Significant Accounting Policies, page 37

Revenue Recognition, page 37

2. We note that you record provisions of sales returns when "known." Please supplementally tell us and revise in future filings to clarify what you mean by "when known," as you also state that you estimate the provision using historical experience. Refer to SAB Topic 13:A.3.b. and SFAS 48 for guidance.

Foreign Currency Translation, page 39

3. We note that you have subsidiaries that do not use their local currency as their functional currency. Considering the significance of income generated outside of the U.S., please revise your disclosure in future filings to state your policy with regards to determining the functional currency of your foreign entities. Please tell us those foreign entities in which the local currency is not also the functional currency, the functional currency of those foreign entities, and your consideration of each of the indicators listed in Appendix A of SFAS 52 in determining that the functional currency.

Note 12: Commitments and Contingencies, page 60

4. We note your disclosures for your environmental liabilities and your EIFS, asbestos claims and other litigation that you do not believe the result will be material to your financial condition; however, it could be material to your results of operations or cash flows. Please disclose in future filings the amount or range of reasonably possible loss in excess of accrual, or disclose that you are unable to provide such amount or range including the reasons why. Please refer to paragraph 10 of SFAS 5 and Question 2 of SAB Topic 5:Y.

5. For your EIFS and asbestos claims, please revise your disclosure in future filings to include the following additional information:
    *   A rollforward of claims for each of the periods presented (new claims, settlements, and dismissals);
    *   The amount or range of amounts claimed for each claim for each period presented; and
    *   The aggregate costs and settlement amounts for each period presented, as applicable, including the amounts paid by those providing you with indemnifications.
    Please provide us with the disclosure you intend to include in future filings.

Note 4: Supplemental Financial Statement Information, page 46

6. Please supplementally tell us and explain in future filings what "amortization of low income housing" represents.

Note 13: Operating Segment Information, page 62

7. We note from your disclosures in MD&A that your two operating segment are comprised of several different businesses and business units. We also note differing operating income trends between powder coatings, liquid paint and consumer reporting units and construction-related and packaging solutions businesses on page 20. Please tell us whether these business units are operating segments as defined by paragraph 10 of SFAS 131. If you are aggregating operating segments into reportable segments, please also provide us with your analysis of paragraph 17 of SFAS 131. For the similar economic characteristics criteria, please provide us with net sales, gross profit, gross profit margins, operating profit, and operating profit margins, along with any other information you believe would be useful, for each of your operating segments for each of the five years ended December 31, 2005 and the 6-month periods ended June 30, 2006 and 2005 to help us understand how the aggregated operating segments are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g., if gross profit margin

is decreasing for one operating segment and increasing for another). Please provide us with copies of all the different types of reports reviewed by your CODM on a regular basis.

8. In future filings, please disclose revenues from external customers by individual foreign country as required by paragraph 38 of SFAS 131. Otherwise, please confirm to us that revenues from external customers for each individual country are immaterial.

Item 9A. Controls and Procedures, page 65

9. We note that your chief executive officer and chief financial officer concluded your disclosure controls and procedures "…were effective to ensure that information required to be disclosed by the company in reports that it files or submits under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please confirm to us and revise in future filings your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

10. We note your disclosure that "[e]xcept as discussed above, there were no changes in the company's internal control over financial reporting during the most recently completed quarter that have materially affected or are reasonably likely to materially affect its internal control over financial reporting…" In future filings, please state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, as appropriate. Refer to Question 5 of the SEC's "Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions" for guidance.

11. We note that KPMG LLP stated in their "Report of Independent Registered Public Accounting Firm" on page 30 that you excluded Autotek Sealants, Inc. from your assessment of internal control over financial reporting. We further note that you consolidated Autotek in accordance with FIN 46R prior to your acquisition of the remaining 52% interest on September 26, 2005. As such, it is unclear why you have not disclosed the exclusion of this entity from the scope of testing internal controls over financial reporting in accordance with Questions 1 and 3 of the SEC's "Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions." As KPMG LLP has disclosed the exclusion of Autotek Sealants, Inc. from the scope of testing internal control over financial reporting in their report, we simply remind you to adequately disclose any scope exclusions from your testing of internal control over financial reporting in future filings.

Exhibit 31

12. In future filings, please ensure the language included in your certifications required under section 302 of the Sarbanes-Oxley Act conform to the language per Release No. 33-8238, specifically the phrase, "(the registrant's fourth fiscal quarter in the case of an annual report)," in Item 4.d.

Form 10-Q for the Fiscal Quarter Ended September 2, 2006

Note 2: Acquisitions and Divestitures, page 6

13. Please revise your disclosures in future filings regarding your acquisition of Roanoke Companies Group, Inc. to include:
   - A description of the factors contributing to the recognition of goodwill.
   - How you intend to reflect the additional cash consideration payable to Roanoke's senior management.
   - The nature of any pre-acquisition contingencies related to the acquisition and, if applicable, the magnitude of any potential accrual and range of reasonably possible losses. In this regard, we note that Roanoke's sellers have provided you with an indemnification as part of the acquisition.
   Refer to paragraph 51 of SFAS 141 for guidance.

Form 8-K/A filed on May 31, 2006

Exhibit 99.1

14. Please tell us Roanoke's revenue recognition policy. Please provide us with sufficient detail of their policy to allow us to ensure the policy fully complies with accounting principles generally accepted in the US.

Albert P.L. Stroucken
H.B. Fuller Company
November 3, 2006
Page 6

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker at (202) 551-3691, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief